[LOGO BROOKFIELD]

                                                                              Q1
                                                                            2002
STOCK SYMBOL: BPO TSE/NYSE

FIRST QUARTER REPORT MARCH 31, 2002

FINANCIAL HIGHLIGHTS

unaudited                                                                      Three months ended March 31
---------------------------------------------------------------------------------------------------------------
(US Millions, except per share amounts)                                    2002           2001             2000
---------------------------------------------------------------------------------------------------------------
RESULTS FROM OPERATIONS
Total revenue                                                             $ 508          $ 480            $ 395
Funds from operations and gains                                             125            105               68
Net income                                                                   80             60               36

PER DILUTED COMMON SHARE
Funds from operations and gains                                          $ 0.74         $ 0.61           $ 0.41
Funds from operations prior to lease termination income and gains        $ 0.53         $ 0.47           $ 0.41
Net income                                                               $ 0.47         $ 0.33           $ 0.20
---------------------------------------------------------------------------------------------------------------

FELLOW SHAREHOLDERS: For the three months ended March 31, 2002, funds from operations prior to lease termination income and gains, increased 13% to $85 million or $0.53 per share, compared with $0.47 per share in 2001. Total funds from operations increased to $125 million when including lease termination income and gains, compared with $105 million in 2001 which included $25 million of similar gains. Total funds from operations per share on a diluted basis increased 21% to $0.74 in the first quarter of 2002, compared with $0.61 during the first quarter of 2001.

     Net income for the three months ended March 31, 2002 was $80 million or a 33% increase over $60 million in 2001. On a diluted basis, this was $0.47 per share compared with $0.33 per share in 2001.

     The strength of our performance in the first quarter of 2002 reflects our long-term lease stream and high quality tenant base, insulating our results from slower leasing market conditions. This lease profile, in conjunction with a strong balance sheet and significant financial flexibility, provides a solid foundation for our continued growth.

     The Board of Directors of Brookfield declared a quarterly common share dividend of $0.10 per share, payable June 30, 2002 to shareholders of record at the close of business on June 1, 2002. Shareholders resident in the United States will receive payment in US dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise.


MAJOR INITIATIVES IN THE FIRST QUARTER
During the first quarter of 2002, Brookfield undertook a number of initiatives to strengthen its premier portfolio of office properties and enhance value for shareholders:

     > Sold a 50% interest in Exchange Tower in Toronto to two Canadian pension funds. This transaction was based on a valuation of approximately $100 million for the undivided 50% interest, generating proceeds of approximately $55 million, net of non-recourse debt on the property, and a gain of $40 million.

     > Acquired approximately 500,000 common shares of the company during the first quarter of 2002 under the company's normal course issuer bid at an average price of $17.80 per share. Brookfield currently has authorization to repurchase up to 6.1 million shares in addition to the shares acquired in the first quarter of 2002.

     > Progressed construction of 300 Madison Avenue. Construction of the CIBC World Markets Tower at 42nd Street and Madison Avenue continues on time and on budget for an anticipated delivery date in August 2003. To date, over 92% of contracts have been awarded at or below initial budget estimates. It is expected that permanent financing for the project will be in place prior to the end of April 2002.

     > Completed the acquisition of an additional 10% of the Canada Trust Tower at BCE Place in Toronto, increasing Brookfield's ownership percentage in that property to 50%. The purchase price for the 10% interest was $29 million and closed in February 2002.


     OPERATING HIGHLIGHTS

     > Increased commercial operating income. During the first quarter of 2002, net operating income from commercial property operations, increased $6 million to $148 million, compared with $142 million in 2001 after removing the impact of dispositions. Internal growth from the same properties owned last year accounted for 100% of the increase.

     > Leased over 450,000 square feet of space in the first quarter of 2002, including 226,000 square feet of accelerated expiries despite a generally slower leasing environment. This represents in excess of 40% of total expiring space for 2002. In addition, tenant interest in Lower Manhattan is steadily increasing as a result of the rent differential between Midtown and Lower Manhattan as well as the stimulus from government-sponsored economic incentives to locate in this area. Current portfolio occupancy remained at 97%.

     > Continued return of New York tenants to Brookfield's fully leased Lower Manhattan office properties. Approximately 75% of tenants in One Liberty Plaza have returned to their premises at the end of the first quarter of 2002. Merrill Lynch has fully occupied Tower Four of the World Financial Center. Two World Financial Center is anticipated to be 70% re-occupied by June 2002.

     > Residential property operations continued to generate strong returns on capital for Brookfield. During the first quarter, these operations contributed $17 million to Brookfield's operating cashflow, an increase of $2 million over the same period in 2001. Residential property operations, benefiting from the low interest rate environment which fueled consumer demand for new homes across North America, achieved in excess of 70% of expected lot sales for 2002 at the end of the first quarter.


OUTLOOK

As we look to the balance of the year, we remain confident that we will deliver an approximate 15% increase in funds from operations per share, while executing on our strategy of owning, developing and managing premier office properties in select, supply-constrained, high growth office markets. Through disciplined asset and capital management, we are committed to increasing our return on capital and maintaining growth in net asset value.

/s/ Gordon E. Arnell
--------------------
Gordon E. Arnell
Chairman


/s/ Richard B. Clark
--------------------
Richard B. Clark
President and Chief Executive Officer

April 22, 2002

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

------------------------------------------------------------------------------------------------------------------
unaudited                                                              MAR. 31           Dec. 31            Dec.31
(US Millions)                                         Notes               2002              2001              2000
------------------------------------------------------------------------------------------------------------------
ASSETS
Commercial properties                                   3              $ 5,701           $ 5,749           $ 6,326
Development properties                                                     747               724               637
Residential housing inventory                                              679               618               559
Receivables and other                                                      764               789               893
Cash and cash equivalents                                                  210               196               209
------------------------------------------------------------------------------------------------------------------
                                                                       $ 8,101           $ 8,076           $ 8,624
------------------------------------------------------------------------------------------------------------------
LIABILITIES
Commercial property debt                                4              $ 4,544           $ 4,606           $ 4,702
Advances and residential construction financing                            562               559               951
Accounts payable                                                           308               269               368

SHAREHOLDERS' INTERESTS
Interests of others in properties                                          120               113               159
Preferred shares - corporate and subsidiaries                              585               585               607
Convertible debentures                                                     --                --                 50
Common shares                                           5                1,982             1,944             1,787
------------------------------------------------------------------------------------------------------------------
                                                                       $ 8,101           $ 8,076           $ 8,624
------------------------------------------------------------------------------------------------------------------

Note: This quarterly report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company's 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENT OF INCOME

unaudited                                                                            Three months ended March 31
----------------------------------------------------------------------------------------------------------------------
(US Millions, except per share amounts)                                       2002              2001              2000
----------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                               $  508            $  480            $  395
----------------------------------------------------------------------------------------------------------------------
Net operating income
Commercial property operations
   Operating income from current properties                                 $  148            $  142            $  124
   Operating income from properties sold                                         2                17                17
   Lease termination income and gains                                           40                25                --
                                                                            ------------------------------------------
                                                                               190               184               141
Development and residential income                                              17                15                12
Interest and other                                                              12                12                14
                                                                            ------------------------------------------
Net operating income, before undernoted                                        219               211               167
Interest expense                                                                73                86                76
Administrative and development                                                  11                12                11
Interests of others in properties                                               10                 8                12
----------------------------------------------------------------------------------------------------------------------
FUNDS FROM OPERATIONS AND GAINS                                                125               105                68
----------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                                   19                18                14
Non-cash taxes and other provisions                                             26                27                18
----------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                  $   80            $   60            $   36
----------------------------------------------------------------------------------------------------------------------
FUNDS FROM OPERATIONS PER SHARE - DILUTED
FFO prior to lease termination income and gains                             $ 0.53            $ 0.47            $ 0.41
Lease termination income and gains                                            0.21              0.14                --
----------------------------------------------------------------------------------------------------------------------
                                                                            $ 0.74            $ 0.61            $ 0.41
----------------------------------------------------------------------------------------------------------------------
NET INCOME PER SHARE - DILUTED
Net income prior to lease termination income and gains                      $ 0.30            $ 0.24            $ 0.20
Lease termination income and gains                                            0.17              0.09                --
----------------------------------------------------------------------------------------------------------------------
                                                                            $ 0.47            $ 0.33            $ 0.20
----------------------------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENT OF RETAINED EARNINGS

unaudited                                                                            Three months ended March 31
----------------------------------------------------------------------------------------------------------------------
(US Millions)                                                    Note         2002              2001              2000
----------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS - BEGINNING OF PERIOD                                     $  441            $  274            $  170
Accounting policy change - stock-based compensation               2             (8)               --                --
Net income                                                                      80                60                36
Shareholder distributions
  Preferred share dividends and convertible debenture interest                  (5)               (6)               (9)
  Common share dividends                                                       (16)               --                --
-----------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS - END OF PERIOD                                           $  492             $ 328            $  197
-----------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASHFLOW

unaudited                                                                      Three months ended March 31
--------------------------------------------------------------------------------------------------------------
(US Millions)                                                               2002            2001          2000
--------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Funds from operations and gains                                            $ 125           $ 105         $  68
Gains                                                                        (40)            (24)           --
Net capital recovered from development and residential operations              9               7             3
                                                                           -----------------------------------
Cashflow provided by operating activities                                     94              88            71
--------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES AND CAPITAL DISTRIBUTIONS
Debt arranged, net of repayments
  Commercial properties                                                      (11)            396           (14)
  Other advances                                                              (4)           (411)          (35)
Common shares of Brookfield and subsidiaries acquired                        (10)             (8)          (46)
Common shares issued                                                          --               1            --
Cashflow retained from interests of other shareholders                         7               4             1
Preferred share dividends and convertible debenture interest                  (5)             (6)           (9)
Common share dividends                                                       (16)             --            --
                                                                           -----------------------------------
Cashflow used in financing activities and capital distributions              (39)            (24)         (103)
--------------------------------------------------------------------------------------------------------------
INVESTMENT ACTIVITIES
Dispositions (acquisitions) of real estate, net                               34              57           (25)
Commercial property tenant improvements                                       (5)            (22)          (23)
Development investments                                                      (22)            (20)          (10)
Capital expenditures                                                          (3)             (2)           (2)
Other investments and liabilities                                            (45)            (60)           31
                                                                           -----------------------------------
Cashflow used in investing activities                                        (41)            (47)          (29)
--------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash resources                                         14              17           (61)
Opening cash and cash equivalents                                            196             209           217
--------------------------------------------------------------------------------------------------------------
CLOSING CASH AND CASH EQUIVALENTS                                          $ 210           $ 226         $ 156
--------------------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF ACCOUNTING POLICIES

Reference is made to the company's most recently issued Annual Report that includes information necessary or useful to understanding the company's businesses and financial statement presentations. In particular, the company's significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report.

     The quarterly financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with generally accepted accounting principles. The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior year amounts have been restated or reclassified to conform to the current year's presentation.

NOTE 2. CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2002, the company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants on stock-based compensation and other stock-based payments. The new standard harmonizes the company's reporting with that in the United States in this respect, and was applied retroactively without restatement of prior period results. The company accounts for stock options using the fair value based method, under which compensation expense is measured at the grant date using an option pricing model. The cumulative effect on opening retained earnings is $8 million, and the effect on the current period was compensation expense of $0.9 million.

NOTE 3. COMMERCIAL PROPERTIES

Commercial property assets consist largely of office properties in six core markets containing approximately 44 million square feet of space, of which 10 million square feet are commercial development assets. Brookfield has a net interest in approximately 28 million square feet of operating assets and 8 million square feet of development assets.

---------------------------------------------------------------------------------------------------------------
                                   Leaseable       Brookfield        MAR. 31           Dec. 31          Dec. 31
Region                                  Area   Owned Interest           2002              2001             2000
---------------------------------------------------------------------------------------------------------------
                              (000's Sq.Ft.)   (000's Sq.Ft.)  (US MILLIONS)     (US Millions)    (US Millions)

New York, New York                    10,113            9,230        $ 3,203           $ 3,203          $ 3,102
Toronto, Ontario                       6,866            4,421            714               737              801
Boston, Massachusetts                  2,163            1,103            331               332              648
Denver, Colorado                       3,017            2,811            357               357              368
Calgary, Alberta                       6,446            4,630            520               520              574
Minneapolis, Minnesota                 3,008            3,008            390               391              392
Other                                  2,443            2,443            186               209              441
---------------------------------------------------------------------------------------------------------------
                                      34,056           27,646          5,701             5,749            6,326
Office development properties         10,292            8,293            379               362              220
---------------------------------------------------------------------------------------------------------------
Total                                 44,348           35,939        $ 6,080           $ 6,111          $ 6,546
---------------------------------------------------------------------------------------------------------------


NOTE 4. COMMERCIAL PROPERTY DEBT

Commercial property mortgages are secured by individual properties without recourse to the company and with interest payable on a fixed-rate basis. Approximately 74% of the company's commercial property debt is due after 2006, with one mortgage in 2003 representing the only significant mortgage due in the next five years.


-----------------------------------------------------------------------------------------------------------------
                                Weighted Average
                                Interest Rate at   Remainder                                     2007 &
(US Millions)                      Mar. 31, 2002        2002    2003     2004    2005     2006   Beyond     Total
-----------------------------------------------------------------------------------------------------------------
Commercial property debt                    6.9%        $ 73   $ 553    $ 119   $ 124    $ 308   $3,367   $ 4,544
-----------------------------------------------------------------------------------------------------------------

NOTE 5. COMMON SHARES

The company's common equity is as follows:

-----------------------------------------------------------------------------------------------------------------------
                                                                                    MAR. 31      Dec. 31        Dec. 31
(US Millions)                                                                          2002         2001           2000
-----------------------------------------------------------------------------------------------------------------------
Common shares                                                                       $ 1,455      $ 1,459        $ 1,404
Retained earnings, contributed surplus and cumulative translation adjustment*           527          485            383
-----------------------------------------------------------------------------------------------------------------------
Common shares                                                                       $ 1,982      $ 1,944        $ 1,787
-----------------------------------------------------------------------------------------------------------------------
COMMON SHARES
Common shares outstanding                                                       161,155,319  161,678,406    158,746,008
Unexercised options and warrants                                                  4,364,504    3,404,886      6,058,526
Convertible debentures - June 2008                                                       --           --      2,622,100
-----------------------------------------------------------------------------------------------------------------------
Common shares outstanding - fully diluted                                       165,519,823  165,083,292    167,426,634
-----------------------------------------------------------------------------------------------------------------------

* Retained earnings, contributed surplus and cumulative translation adjustment include a foreign currency cumulative translation adjustment of $(31) million (Dec. 31, 2001 - $(27) million, Dec. 31, 2000 - $12 million) and contributed surplus of $66 million (Dec. 31, 2001 - $71 million, Dec. 31, 2000 -
  $97 million).

   During the first quarter of 2002, the company granted one million stock options under the management share option plan with an exercise price of $17.80, which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 10-year term, 14.4% volatility, and an interest rate of 5.3%.

NOTE 6. SEGMENTED INFORMATION

The company and its subsidiaries operate in the United States and Canada within the commercial property and the residential development business. The following summary presents segmented financial information for the company's principal areas of business by industry and geographical location for the three months ended March 31:


unaudited                                      United States                Canada                      Total
---------------------------------------------------------------------------------------------------------------------
(US Millions)                               2002    2001    2000     2002    2001     2000      2002     2001    2000
---------------------------------------------------------------------------------------------------------------------

COMMERCIAL PROPERTY OPERATIONS
Rental revenues                            $ 170   $ 183   $ 170     $ 68    $ 81     $ 65     $ 238    $ 264   $ 235
Lease termination income and gains            --      25      --       40      --       --        40       25      --
Expenses                                      59      69      65       29      36       29        88      105      94
---------------------------------------------------------------------------------------------------------------------
                                             111     139     105       79      45       36       190      184     141
---------------------------------------------------------------------------------------------------------------------
LAND AND HOUSING
Revenues                                     189     154     111       29      25       35       218      179     146
Expenses                                     176     142     103       25      22       31       201      164     134
---------------------------------------------------------------------------------------------------------------------
                                              13      12       8        4       3        4        17       15      12
---------------------------------------------------------------------------------------------------------------------
OTHER REVENUES                                 4       6       4        8       6       10        12       12      14
---------------------------------------------------------------------------------------------------------------------
Net operating income, before undernoted      128     157     117       91      54       50       219      211     167
  Interest expense                            60      65      63       13      21       13        73       86      76
  Administrative and development               5       5       6        6       7        5        11       12      11
  Interests of others in properties            2       3       3        8       5        9        10        8      12
---------------------------------------------------------------------------------------------------------------------
FUNDS FROM OPERATIONS AND GAINS               61      84      45       64      21       23       125      105      68
Depreciation and amortization                 12      12      10        7       6        4        19       18      14
---------------------------------------------------------------------------------------------------------------------
Income before unallocated costs               49      72      35       57      15       19       106       87      54
Non-cash taxes and other provisions                                                               26       27      18
---------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                                     $  80    $  60   $  36
---------------------------------------------------------------------------------------------------------------------
Commercial property tenant improvements     $  3   $  14    $ 18    $   2    $  8     $  5     $   5    $  22   $  23
Acquisitions (dispositions) of
  real estate, net                            (5)   (106)     37      (29)     49      (12)      (34)     (57)     25
Development investments                       20      12       4        2       8        6        22       20      10
Capital expenditures                           2       2      --        1      --        2         3        2       2
---------------------------------------------------------------------------------------------------------------------

                                           United States                    Canada                    Total
----------------------------------------------------------------------------------------------------------------------
unaudited                           MAR. 31   Dec. 31   Dec. 31    MAR. 31  Dec. 31 Dec. 31  MAR. 31  Dec. 31  Dec. 31
(US Millions)                          2002      2001      2000       2002     2001    2000     2002     2001     2000
----------------------------------------------------------------------------------------------------------------------
ASSETS
Commercial properties               $ 4,336   $ 4,339   $ 4,484    $ 1,365  $ 1,410 $ 1,842  $ 5,701  $ 5,749  $ 6,326
Development properties                  568       548       444        179      176     193      747      724      637
Residential housing inventory           579       521       540        100       97      19      679      618      559
Receivables and other                   313       370       545        451      419     348      764      789      893
Cash and cash equivalents               191       196       192         19       --      17      210      196      209
----------------------------------------------------------------------------------------------------------------------
                                    $ 5,987   $ 5,974   $ 6,205    $ 2,114  $ 2,102 $ 2,419  $ 8,101  $ 8,076  $ 8,624
----------------------------------------------------------------------------------------------------------------------

CORPORATE INFORMATION

CORPORATE PROFILE

Brookfield Properties Corporation, with over US$8 billion in assets, owns, develops and manages premier North American office properties. Brookfield also operates real estate service businesses and develops residential master-planned communities. The Brookfield portfolio spans 50 commercial properties and development sites totaling 44 million square feet, and 120 million square feet of space under management.

SHAREHOLDER INQUIRIES

Brookfield welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Katherine Vyse, Senior Vice President, Investor Relations and Communications (416) 369-2300 or via e-mail at kvyse@brookfieldproperties.com or Melissa Coley, Vice President, Investor Relations at (212) 417-7000 or mcoley@brookfieldproperties.com. Inquiries regarding financial results should be directed to Steven Douglas, Executive Vice President and Chief Financial Officer at (416) 369-2300 or via e-mail at sdouglas@brookfieldproperties.com.

   Shareholder questions relating to dividends, address changes and share certificates should be directed to the company's Transfer Agent.


   CIBC MELLON TRUST COMPANY

   By mail:     P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario,
                M5C 2W9
   By courier:  199 Bay Street, Commerce Court West, Securities Level, Toronto,
                Ontario, M5L 1G9, Attention: Courier Window
   Tel:         (416) 643-5500 or Toll free: (800) 387-0825 (throughout North
                America)
   Fax:         (416) 643-5501
   Website:     www.cibcmellon.com
   E-mail:      inquiries@cibcmellon.com

COMMON STOCK INFORMATION

Symbol:  BPO          Stock Exchanges:  New York, Toronto


FIVE YEAR COMMON SHARE DIVIDEND HISTORY


------------------------------------------------------------------------------------------------------------------
(US Dollars)                                1998              1999             2000              2001         2002
------------------------------------------------------------------------------------------------------------------
March 31                                   $  --             $  --            $  --             $  --       $ 0.10
June 30                                     0.07              0.09             0.12              0.13         0.10
September 30                                  --                --               --              0.10*
December 31                                 0.09              0.12             0.13              0.10
------------------------------------------------------------------------------------------------------------------

* Effective September 2001, Brookfield initiated a quarterly dividend payment in place of the semi-annual payment. Record dates are set on the first business day of March, June, September and December.


HEAD OFFICE

BROOKFIELD PROPERTIES CORPORATION


UNITED STATES:           CANADA:                    WEBSITE:
One Liberty Plaza        BCE Place, 181 Bay Street  www.brookfieldproperties.com
165 Broadway, 6th Floor  Suite 4300, P.O. Box 770
New York, New York       Toronto, Ontario
10006                    M5J 2T3

Tel: (212) 417-7000      Tel: (416) 369-2300
Fax: (212) 417-7196      Fax: (416) 369-2301
